Exhibit 99.1

ImmunoPrecise Partners on Launch of SARS-CoV-2 Nanomedicine Therapy Program

Innovative, novel approach to treat and protect against SARS-CoV-2 using thermoresponsive virus-targeting nanoparticles as an inhalation medicine

Program includes development of a heat-sensitive fluorescent SARS-CoV-2 detection assay through patient mucosal sampling

VICTORIA, British Columbia--(BUSINESS WIRE)--December 30, 2020--IMMUNOPRECISE ANTIBODIES LTD. ("Company" or "IPA") (TSXV: IPA) (Nasdaq: IPA), a leader in full-service, therapeutic antibody discovery and development, today announced joining the COVABELP consortium, comprised of Radboud University Medical Center (Radboudumc) and Eindhoven University of Technology (TU/e). The academic partners of the consortium have been awarded €350,000 from Health Holland under the Eureka Program to develop a SARS-CoV-2-specific therapeutic nanomedicine that is administered via nasal inhalation and that can also be used for in vitro diagnostics.

It is believed that the advantage of this nanomedicine-based therapy is not solely the ability to deliver the therapeutic directly to the lungs of the patient, but also the induction of virus aggregation leading to patient immunity, in effect, simultaneous generation of a vaccination response. In addition, the biochemical properties of the nanoparticles allow for easy adaptation to a format that facilitates the identification of infected individuals by sensitive and rapid virus detection in saliva and nasopharyngeal swabs. The integration of IPA’s expertise in rapidly isolating anti-virus antibody fragments from its in-house antibody libraries, coupled with the robust nanoparticle-based theranostic platform, serves as a proof-of-concept study to enable the rapid detection of future pandemic pulmonary viruses.

The COVABELP program combines IPA’s technologies and expertise in antibody selection, development and engineering of single-domain antibodies (such as VHHs) with Radboudumc’s specialized skills in targeted nanomedicine and TU/e’s thermo-responsive diblock elastin-like peptide (dbELP) technology.

“This is a tremendous opportunity to push the science further as this antibody-based nanomedicine format is hypothesized to have additional therapeutic benefits compared to single monoclonal antibody equivalents,” stated Ilse Roodink, Global Project Lead for the Company’s Coronavirus programs. “Due to the breadth of our antibody discovery capabilities, IPA is very well positioned to deliver anti-virus antibodies in various formats, opening doors for inclusion in different therapeutic and diagnostic approaches. Neutralizing anti-SARS-CoV-2 VHHs, but also scFvs, isolated from our in-house llama and human phage libraries, respectively, are of particular interest for this collaborative program, as they can easily be presented on the nanoparticles.”

IP generated within the COVABELP program will be jointly owned between Radboudumc, TU/e and IPA. IPA will have the first right to protect and commercialize said joint IP. Such commercialization will be subject to a commercial agreement, details of which are to be discussed per occurrence.

About Radboudumc

Radboudumc is one of eight University Medical Centres (UMCs) in The Netherlands. Radboudumc, with nearly 9,000 employees and 3,000 students, is devoted to patient care, education and training, as well as performing excellent basic and clinical research. The Radboudumc aims to have a significant impact on healthcare by providing excellent quality of care and research with a focus on participatory and personalized healthcare. Collaborations with a range of stakeholders such as companies, patient organizations and policy makers are key to achieving that impact. For more information visit www.radboudumc.nl/en/research

About TU/e

Eindhoven University of Technology (TU/e) was founded in 1956 by industry, local government and academia. TU/e is a research-driven university of international standing, where excellent research and education go hand in hand. TU/e focuses on a balanced approach towards education, research and valorization of knowledge in the areas of engineering, science and technology. The TU/e campus is situated in the heart of the high-tech Brainport region in the Netherlands, which is the high-tech growth accelerator of the Dutch economy. With Eindhoven at its center, the region promotes international public-private partnership between academia and industry. As the academic powerhouse of the region, TU/e is equipped with a wide range of high-quality research facilities and equipment. For further information www.tue.nl

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company's experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise's full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com

Forward Looking Information

Certain statements included in this release may be “forward-looking statements” within the meaning of Canadian securities laws, including statements regarding the listing of the Company's Shares on Nasdaq and the timing of commencement of the Shares on Nasdaq.

Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “could”, “expects”, “plans”, “intends”, “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat Covid-19 or to complete any transactions with respect to those antibodies. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Completion of the proposed listing on Nasdaq is subject to numerous factors, many of which are beyond IPA’s control, including important factors disclosed previously and from time to time in IPA’s filings with the securities regulatory authorities in each of the provinces of Canada and the U.S. Securities and Exchange Commission. The forward-looking statements contained in this release represent IPA's expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, IPA disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies

Contacts

For investor relations: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 204 – 998 Harbourside Dr., North Vancouver, B.C., Canada, V7P 3T2